[ACCO Brands Corporation Letterhead]

March 20, 2012

VIA EDGAR SUBMISSION AND COURIER

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:  ACCO Brands Corporation

        Amendment No. 2 to Registration Statement on Form S-4

        Filed March 12, 2012 (File No. 333-178869)

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 23, 2012 (File No. 001-08454)

Dear Mr. Field:

This letter is in response to the comments contained in the Staff’s comment letter dated March 16, 2012 with respect to ACCO Brands Corporation’s (“ACCO”) Amendment No. 2 to Registration Statement on Form S-4, as filed with the Securities and Exchange Commission (the “Commission”) on March 12, 2012 and ACCO’s Annual Report on Form 10-K filed with the Commission on February 23, 2012.

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter, indicated in bold, followed by ACCO’s responses immediately after each comment. In addition, we have filed today Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”). The page numbers in the responses to the Staff’s comments to the Registration Statement on Form S-4 refer to pages of Amendment No. 3.

General

1.	Please note that all comments on your Annual Report on Form 10-K for the fiscal year ended December 31, 2011 must be resolved before we act on a request for acceleration of the effective date of your registration statement on Form S-4.

In response to the Staff’s comment, please be advised that we plan to file Amendment No. 2 to ACCO’s Annual Report on Form 10-K the week of March 19, 2012 (the “10-K Amendment”).

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

March 20, 2012

Registration Statement on Form S-4

General

2.	We note that the Messrs. Buzzard and Rajkowski will be elected to your board after completion of the Merger. Please file their consents to being named in the registration statement. Refer to Securities Act Rule 438.

In response to the Staff’s comment, the consents of Messrs. Buzzard and Rajkowski have been filed as Exhibits 99.4 and 99.5 to Amendment No. 3.

Historical and Pro Forma Per Share Data of ACCO, page 29

3.	See the table. Please clarify that diluted income per common share on a pro forma basis was $0.55 rather than $0.57 per share. Refer to the pro forma statement of operations on page 168.

The pro forma diluted income per common share from continuing operations for the year ended December 31, 2011 on page 29 of Amendment No. 3 has been corrected to $0.55 per share.

Calculation of Merger Consideration, page 51

4.	Refer to the paragraph disclosure on page 52 of the calculation of the exchange ratio. Based on the number of ACCO common shares outstanding at March 8, 2012 of 55,513,520 multiplied by 1.02020202, it would appear this equates to 56,635,005 rather than 56,906,903 shares to be used in this computation. Please revise or advise, as appropriate. Although the impact to the $0.33 exchange ratio is not affected, we note you disclose that you will be obligated to issue in the aggregate 56,906,903 shares of ACCO common stock to MWV stockholders in the Distribution. Please revise, as appropriate.

In response to the Staff’s comment, we have revised the disclosure in Amendment No. 3 to state that, based on the number of ACCO common shares outstanding on March 16, 2012, ACCO estimates it would be obligated to issue 56,651,967 shares of ACCO common stock if the Effective Time of the Merger occurred on March 16, 2012.

Debt Financing, page 121

Senior Secured Credit Agreement, page 121

5.	We note your disclosure in the first paragraph that the Senior Secured Credit Agreement is expected to supplant the financing contemplated by the ACCO Commitment Letter and the Spinco Commitment Letter. Please revise the first paragraph to disclose that you and the respective lenders have not entered into a definitive agreement with respect to the Senior Secured Credit Agreement, the final terms and conditions remain subject to change and that you anticipate finalizing the definitive agreement contemporaneously with the completion of the Separation, the Distribution and the Merger.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

March 20, 2012

In response to the Staff’s comment, we have revised the first paragraph on page 121 of Amendment No. 3 to disclose that the Senior Secured Credit Agreement has not been executed, that the final terms and conditions remain subject to change, and that ACCO anticipates finalizing the Senior Secured Credit Agreement prior to or contemporaneously with the completion of the Separation, the Distribution and the Merger.

Executive Officers, page 140

6.	Please identify the position that Mr. McLachlan will hold at your company after the Merger.

In response to the Staff’s comment, we have revised the disclosure on page 141 of Amendment No. 3 to note that following completion of the Merger, Mr. McLachlan will hold the position of Executive Vice-President; President–Emerging Markets and Canada at our company.

Security Ownership of Certain Beneficial Owners, page 171

7.	Please include Messrs. Buzzard, Rajkowski and McLachlan in the beneficial ownership table.

In response to the Staff’s comment, Messrs. Buzzard, Rajkowski and McLachlan are included in the beneficial ownership table on page 171 of Amendment No. 3.

Proposal 2, page 193

8.	Please provide us with the supplemental information contemplated by Instruction 5 to Item 10 of Schedule 14A.

We hereby advise the Staff that, if ACCO stockholders approve the amendments to the 2011 Amended and Restated ACCO Brands Corporation Incentive Plan, the additional shares of ACCO common stock reserved for issuance under the plan will be registered on Form S-8 under the Securities Act as soon as reasonably practicable following the closing of the transactions contemplated under the Merger Agreement.

Exhibits, page II-2

9.	We note that you intend to file your legality and tax opinions by amendment. Please allow sufficient time for our review of these exhibits.

We have included forms of the legality and tax opinions as Exhibits 5.1, 8.1 and 8.2 to Amendment No. 3. These opinions will be signed and delivered by the respective law firms, and filed by ACCO as exhibits to the Registration Statement on Form S-4 in connection with the effectiveness of the Registration Statement.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

March 20, 2012

Age of Financial Statements

10.	Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, ACCO confirms that it will continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Accountants’ Consents

11.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Form 10-K for Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition, page 19

Critical Accounting Policies, page 35

Employee Benefit Plans, page 37

12.	Reference is made to the discussion of pension and retiree benefits presented in Footnote 4 to your consolidated financial statements. We note the significant adjustments to pension and post retirement benefit obligations and to accumulated other comprehensive loss that were recorded during the fourth quarter of 2011. Your critical accounting policies disclosure currently addresses the fact that you expect pension expenses to increase to $9.9 million in 2012 and you have appropriately included the potential impact of a 25 basis point change in your discount rate assumption and/or in your long-rate of return assumption in your narrative discussion. However, we believe that this narrative should be significantly expanded to also specifically address the actual changes you made in the assumptions utilized in recording your obligations for both your U.S. and your International pension benefit plans during the current year and the impact of same upon your balance sheet. In addition, please discuss how this known trend may reasonably be expected to impact your related costs and your income from continuing operations on an ongoing basis. Where variances are expected to occur as a result of more than one factor and/or of offsetting factors, the impact of the individually significant factors should be quantified in your discussion.

In response to the Staff’s comment, please be advised that we will amend and expand the discussion of “Employee Benefit Plans” in the 10-K Amendment.

Mr. Donald Field

Division of Corporation Finance

Securities and Exchange Commission

March 20, 2012

13.	Consideration should also be given to disclosing these adjustments in connection with your selected quarterly financial data in Footnote 19 pursuant to Item 302(a)(3) of Regulation S-K.

In response to the Staff’s comment, please be advised that we will amend Footnote 4, Pension and other Retiree Benefits and Footnote 19, Quarterly Financial Information (Unaudited) in the Notes to the Consolidated Financial Statements in the 10-K Amendment to include discussion of the significant adjustment recorded during the fourth quarter of 2011 to reflect the pension and post retirement obligations at their fair value.

If you have any questions regarding the foregoing, please contact the undersigned at (847) 484-3010.

Very truly yours,

/s/ Steven Rubin
Steven Rubin
Senior Vice President, Secretary and General Counsel ACCO Brands Corporation